UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2011
Commission File Number 000-51138
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2011 RESULTS AND BUSINESS UPDATES
Seoul, South Korea — August 12, 2011 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2011, prepared in accordance with generally accepted accounting principles in the United States, and business updates.
FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2011
Revenues for the second quarter ended June 30, 2011 was KRW 14,584 million (US$13,837 thousand), representing a 5.6% increase from KRW 13,810 million for the first quarter ended March 31, 2011 (“QoQ”) and a 28.8% increase from KRW 11,326 million for the second quarter ended June 30, 2010 (“YoY”).
Review of Financial Results
Revenues
Royalty and licensing fee revenues for the second quarter of 2011 were KRW 9,033 million (US$8,570 thousand), representing a 3.6% increase QoQ from KRW 8,719 million and a 37.4% increase YoY from KRW 6,572 million. The increases QoQ and YoY were primarily due to the increased revenues from Ragnarok Online and H.A.V.E. Online, which was commercially launched in March 2011, in the Japanese market. The increase YoY was also attributable to the increased revenues from Ragnarok Online in Taiwan, Hong Kong and Macau and the revenues from Dragonica resulting from our acquisition of Gravity Games Corp., the developer of Dragonica in October 2010.
Subscription revenues for the second quarter of 2011 were KRW 2,922 million (US$2,772 thousand), representing a 11.7% decrease QoQ from KRW 3,310 million but a 8.6% increase YoY from KRW 2,691 million. The decrease QoQ mainly resulted from the decreased revenues from Ragnarok Online in Korea. The increase YoY was primarily driven by the increased revenues from Ragnarok Online in Europe.
Mobile game revenues were KRW 2,469 million (US$2,343 thousand) for the second quarter of 2011, representing a 45.2% increase QoQ from KRW 1,700 million and a 34.2% increase YoY from KRW 1,840 million.
Character merchandising and other revenues were KRW 160 million (US$152 thousand) for the second quarter of 2011, representing a 97.5% increase QoQ from KRW 81 million and a 28.3% decrease YoY from KRW 223 million.
Cost of Revenue and Operating Expenses
Cost of revenue was KRW 6,234 million (US$5,915 thousand) for the second quarter of 2011, representing a 15.8% increase QoQ from KRW 5,383 million and a 26.1% increase YoY from KRW 4,942 million. The increase QoQ was mostly from increased salaries for the headquarters, commission paid and outsourcing fee related to game development. The increase YoY was mainly attributable to increase in salaries due to the acquisition of Gravity Games Corp. in October 2010, and increased salaries for NeoCyon, Inc., the Company’s subsidiary in Korea for mobile game business, and outsourcing fee related to game development.
Operating expenses were KRW 6,398 million (US$6,070 thousand) for the second quarter of 2011, representing a 10.7% increase QoQ from KRW 5,779 million and a 4.7% increase YoY from KRW 6,112 million. The increase QoQ was mainly due to increased commission paid and advertising expenses. The increase YoY mostly resulted from increase in commission paid and salaries for the headquarters.

Income before income tax expenses and others was KRW 2,384 million (US$2,262 thousand) for the second quarter of 2011, which represents a 20.6% decrease QoQ from KRW 3,002 million and a 72.3% increase YoY from KRW 1,384 million.
As a result of the foregoing factors, Gravity recorded a net income attributable to parent company of KRW 1,721 million (US$1,633 thousand) for the second quarter of 2011 compared to KRW 2,408 million for the first quarter of 2011 and KRW 465 million for the second quarter of 2010.
The balance of cash and cash equivalents and short-term financial instruments was KRW 57,954 million (US$54,985 thousand) as of June 30, 2011.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,054.0 to US$1.00, the noon buying rate in effect on July 29, 2011 as quoted by the Federal Reserve Bank of New York.
BUSINESS UPDATES
•	Ragnarok Online II delayed to the first quarter of 2012
The launch schedule of Ragnarok Online II, a sequel to Ragnarok Online, has been delayed to the first quarter of 2012.
After the second closed beta testing in July 2011, the Company has decided to postpone the release of Ragnarok Online II to work on final tweaks and polish.
Mr. Hyun Chul Park, CEO of Gravity said, “We want to assure everyone that our development team is working to launch Ragnarok Online II in the earliest time. We really appreciate our users showing continued patience and bearing with us. It will be worth the wait.”
About GRAVITY Co., Ltd. ---------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 80 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
#       #       #

GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-10		30-Jun-11
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	44,122	41,861	38,954	36,958
Short-term financial instruments	12,500	11,860	19,000	18,027
Short-term available-for-sale investments	5,000	4,744	5,060	4,801
Accounts receivable, net	8,242	7,820	5,468	5,188
Other current assets	6,479	6,147	7,369	6,991

Total current assets	76,343	72,432	75,851	71,965

Property and equipment, net	2,672	2,535	2,839	2,694
Leasehold and other deposits	1,711	1,623	1,684	1,598
Intangible assets	41,831	39,688	43,411	41,187
Equity method investments	1,336	1,268	1,294	1,228
Other non-current assets	1,597	1,515	1,279	1,212

Total assets	125,490	119,061	126,358	119,884

Liabilities and Equity
Current liabilities:
Accounts payable	6,641	6,301	5,793	5,496
Deferred revenue	5,611	5,324	5,206	4,939
Other current liabilities	1,813	1,720	1,313	1,246

Total current liabilities	14,065	13,345	12,312	11,681

Long-term deferred revenue	8,993	8,532	8,386	7,956
Accrued severance benefits	1,031	978	1,146	1,087
Other non-current liabilities	2,989	2,836	2,579	2,447

Total liabilities	27,078	25,691	24,423	23,171

Common shares	3,474	3,296	3,474	3,296
Additional paid-in capital	75,395	71,532	75,395	71,532
Retained earnings	4,995	4,739	9,124	8,657
Accumulated other comprehensive income	3,552	3,370	3,382	3,209

Total parent company shareholders’ equity	87,416	82,937	91,375	86,694

Non-controlling interest	10,996	10,433	10,560	10,019

Total equity	98,412	93,370	101,935	96,713

Total liabilities and equity	125,490	119,061	126,358	119,884

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,054.0 to US$1.00, the noon buying rate in effect on July 29, 2011 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-11	30-Jun-10	30-Jun-11		30-Jun-10	30-Jun-11
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	3,310	2,691	2,922	2,772	5,125	6,232	5,913
Online games-royalties and license fees	8,719	6,572	9,033	8,570	13,056	17,752	16,843
Mobile games	1,700	1,840	2,469	2,343	3,679	4,169	3,955
Character merchandising and other revenue	81	223	160	152	585	241	228

Total net revenue	13,810	11,326	14,584	13,837	22,445	28,394	26,939

Cost of revenue	5,383	4,942	6,234	5,915	9,803	11,617	11,022

Gross profit	8,427	6,384	8,350	7,922	12,642	16,777	15,917

Operating expenses:
Selling, general and administrative	4,749	5,291	5,671	5,380	9,626	10,420	9,886
Research and development	1,030	821	727	690	1,482	1,757	1,667

Operating income	2,648	272	1,952	1,852	1,534	4,600	4,364

Other income (expenses):
Interest income	416	508	464	440	1,028	880	835
Interest expense	(17)	(3)	(15)	(14)	(8)	(32)	(30)
Foreign currency gain (loss), net	(58)	596	(7)	(7)	281	(65)	(62)
Others, net	13	11	(10)	(9)	61	3	3

Income before income tax expenses and equity income (loss) on investments	3,002	1,384	2,384	2,262	2,896	5,386	5,110

Income tax expenses	802	796	869	824	1,743	1,671	1,586

Income before equity income(loss) on investments	2,200	588	1,515	1,438	1,153	3,715	3,524

Equity income (loss) on investments	(12)	120	(9)	(9)	279	(21)	(20)

Net income	2,188	468	1,506	1,429	874	3,694	3,504
LESS: Net income attributable to the non-controlling interest	(220)	3	(215)	(204)	28	(435)	(413)

Net income attributable to parent company	2,408	465	1,721	1,633	846	4,129	3,917

Earnings per share
- Basic and diluted	347	67	247	0.23	122	594	0.56

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings per ADS(1)
- Basic and diluted	87	17	62	0.06	31	149	0.14

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,054.0 to US$1.00, the noon buying rate in effect on July 29, 2011 as quoted by the Federal Reserve Bank of New York.

(1)	Each ADS represents one-fourth of a common share.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: August 12, 2011	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer